Exhibit 6.4

March 15, 2019

James Gernetzke
23417 Nancy Circle
Elkhorn, NE 68022

Re:          Employment Terms

Dear James:

EXODUS MOVEMENT, INC. (the “Company”) is pleased to offer you the position of Chief Financial Officer (CFO), on the following terms.

You will be responsible for all accounting and finance duties and will report to JP Richardson (CEO). You will work remotely from home or an office of your choosing (location TBD). Of course, the Company may change your position, duties, and work location from time to time in its discretion.

Your base salary will be $12,500 per month ($150,000 on an annualized basis), less payroll deductions and withholdings, paid on the Company’s normal payroll schedule. Additionally, the Company is prepared to offer you bonus incentives (Exhibit A) of an additional $75,000 payable on the following monthly payroll.

During your employment, you will be eligible to participate in the standard benefits plans offered to similarly situated employees by the Company from time to time, subject to plan terms and generally applicable Company policies. A full description of these benefits is available upon request. Exempt employees may !alee a reasonable amount of time off with pay, as permitted by their duties and responsibilities, and as approved in advance by their supervisor. Exempt employees do not accrue vacation, and there is no set guideline as to how much vacation each employee will be permitted to !alee. Supervisors will approve paid vacation requests based on the employee’s progress on work goals or milestones, status of projects, fairness to the working team, and productivity and efficiency of the employee. Since vacation is not allotted or accrued, “unused” vacation time will not be carried over from one year to the next nor paid out upon termination. The Company may change compensation and benefits from time to time in its discretion.

Subject to approval by the Company’s Board of Directors (the “Board”), the Company anticipates granting you an option to purchase 75,000 shares (10,000,000 issued) of the Company’s common stock at the fair market value as determined by the Board as of the date of grant (the “Option”). The anticipated Option will be governed by the terms and conditions of the Company’s 2019 Equity Incentive Plan (the “Plan”) to be established and your grant agreement, and will include the following vesting schedule: 12/48ths of the total shares will vest on the one year anniversary of the vesting commencement date, and 1/48th of the total shares will vest each month thereafter on the same day of the month as the vesting commencement date (or if there is no corresponding day, on the last day of the month), subject to your Continuous Service (as defined in the Plan) as of each such date.

As a Company employee, you will be expected to abide by Company rules and policies. As a condition of employment, you must sign and comply with the attached Employment Terms Agreement which prohibits unauthorized use or disclosure of the Company’s proprietary information, among other obligations.

In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. You hereby represent that you have disclosed to the Company any contract you have signed that may restrict your activities on behalf of the Company.

Normal business hours are from 9:00 a.m. to 5:00 p.m., Monday through Friday. As an exempt salaried employee, you will be expected to work additional hours as required by the nature of your work assignments.

Your employment with the Company will be “at-will.” Your employment at-will status can only be modified in a written agreement signed by you and by an officer of the Company. You may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company. Likewise, the Company may terminate your employment at any time, with or without cause. If the Company terminates you without cause after 90 days of employment, the Company shall pay three months base salary plus one month for every year of service up to a maximum of twelve months total base salary.

This offer is contingent upon a reference check and satisfactory proof of your right to work in the United States. You agree to assist as needed and to complete any documentation at the Company’s request to meet these conditions.

To ensure the rapid and economical resolution of disputes that may arise in connection with your employment with the Company, you and the Company agree that any and all disputes, claims, or causes of action, in law or equity, including but not limited to statutory claims, arising from or relating to the enforcement, breach, performance, or interpretation of this Agreement, your employment with the Company, or the termination of your employment, shall be resolved, to the fullest extent permitted by law, by final, binding and confidential arbitration conducted by JAMS or its successor, under JAMS’ then applicable rules and procedures for employment disputes (available upon request and also currently available at http://www.jamsadr.com/rules-employment-arbitration/). You acknowledge that by agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. You will have the right to be represented by legal counsel at any arbitration proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The arbitrator shall be authorized to award all relief that you or the Company would be entitled to seek in a court of law. The Company shall pay all JAMS arbitration fees in excess of the administrative fees that you would be required to pay if the dispute were decided in a court of law. Nothing in this letter agreement is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration.

This letter, together with your Employment Terms Agreement, forms the complete and exclusive statement of your employment agreement with the Company. It supersedes any other agreements or promises made to you by anyone, whether oral or written. Changes in your employment terms, other than those changes expressly reserved to the Company’s discretion in this letter, require a written modification signed by an officer of the Company. If any provision of this offer letter agreement is determined to be invalid or unenforceable, in whole or in part, this determination shall not affect any other provision of this offer letter agreement and the provision in question shall be modified so as to be rendered enforceable in a manner consistent with the intent of the parties insofar as possible under applicable law. This letter may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Please sign and date this letter, and the enclosed Employment Terms Agreement and return them to me by Wednesday, March 20th 2019, if you wish to accept employment at the Company under the terms described above. If you accept our offer, we would like you to start on April 1st, 2019. From 4/1/2019 until 5/2/2019, you may work on a part-time basis at a rate of $72 per hour. Full-time employment will begin on May 2nd, 2019 unless mutually agreed upon either orally or in writing.

We look forward to your favorable reply and to a productive and enjoyable work relationship.

Sincerely,

/s/ JP Richardson
JP Richardson (CEO)

Understood and Accepted:

/s/ James Gernetzke	Date:	March 18, 2019

gernetzke@hotmail.com

Attachment: Employment Terms Agreement

Exhibit A - Bonus Incentives

The following to be paid on the monthly payroll following the completion of the task.

1.
$35,000 - Implement, build, and deliver processes to track company USD holding and BTC holdings. Reconciliation processes should be created. Accurate P&L statements delivered for three consecutive months.

2.	$20,000 - Ensure all employees in the United States are moved to a W-2 with formal IRS payroll withholdings.
3.	$20,000 -Implement company stock plan for Exodus employees.

EXODUS MOVEMENT, INC.
EMPLOYMENT TERMS AGREEMENT

We at Exodus Movement, Inc. are delighted that you have decided to join our company!

As a condition of your employment with us, in order to protect our confidential information, intellectual property, relationships with our employees and business partners and other rights, we ask all employees to agree to certain terms regarding these matters. Therefore, as a condition of your employment, you agree to the terms in this agreement.

Please note that as used in this agreement, “we,” “our”, “us” and “our company” refers to Exodus Movement, Inc. and all of its affiliated entities. “You” means you, our employee.

1.
Confidentiality.

(a)
As a result of your employment with us, you will be in possession of trade secrets or confidential or proprietary information of ours or of our business partners or associates. Any of this information will be referred to in this agreement as “Confidential Information.” All personally-identifiable information of our customers will be considered our Confidential Information. You agree that you will not use any Confidential Information and you agree that you will keep secret all Confidential Information and not to disclose Confidential Information (other than to our advisors, agents, consultants, financing sources and other representatives), except in connection with the performance of your duties under this agreement. This obligation will not apply to information that is or becomes publicly known, other than as a result of your breach of your obligations hereunder. In addition, you may disclose this information pursuant to a court or government order, but you agree to use reasonable efforts to provide us with prompt notice of any request by a court or government body so that we may seek an appropriate protective order. Also, this agreement does not prevent you from disclosing relevant or responsive information to the EEOC, NLRB or any other governmental body with respect to any claims or complaints  or  from participating in protected concerted activity. You agree to deliver promptly to  us at the termination of your employment, or at any other  time we  may so request, all memoranda, notes, records, reports, and other documents (including electronically stored information) relating to our business which you obtained while employed by, or otherwise serving or acting on behalf of, us which you may then possess. This section will apply both during and after your  employment with us.

(b)
You also agree that you will not disparage us or any of our officers, directors, employees or business partners, either during your employment or after your employment with us.

2.
Company Work Product.

(a)
You acknowledge and agree that all of the ideas, concepts, inventions and work product that you create or provide during the term of your employment which directly or indirectly relate to our business, whether alone or in conjunction with others, whether created at home or at the office and whether or not created during normal business hours, will (a) be our sole and exclusive property and you shall not have any right, title or interest therein and (b) constitute “works made for hire” under all applicable copyright or other applicable law. Any of this information will be referred to in this agreement as the “Company Work Product.” You agree that you automatically assign to us all of your rights, title, and interest in any Company Work Product created, developed, or discovered by you during the term of your employment. You further  agree to cooperate fully and promptly with, and  otherwise  facilitate,  any  of  our efforts to vest in us all rights, title and interest in and to the Company Work Product  and to register, preserve, and protect the  Company Work Product from use by others,  or from weakening. You agree to execute and deliver any and all documents, agreements and instruments to evidence our rights in the Company Work Product as provided in this Section 2. You irrevocably grant to us a power of attorney to execute and deliver any and all documents, agreements and instruments in your name as may be reasonably required to give effect to this Section 2; but we will only use this power of attorney with respect to any document, agreement or instrument that you do  not  execute and deliver after five days written request by us. The rights granted to us in this Section 2 will continue in effect after the termination or expiration of your employment term.

(b)
To avoid future confusion or dispute, you have listed on Schedule A to this agreement a description of all inventions or other intellectual property, if any, you have developed or conceived in which you claim any ownership or other right that directly relates to our business as currently conducted or as currently proposed to be conducted. These items that you list on Schedule A will be referred to in this agreement as “Excluded Inventions.” You agree that the attached list is a complete listing of all Excluded Inventions that are to be excluded from this agreement as having been made prior to your employment with us. By not listing an invention or other intellectual property, you acknowledge that such invention or other intellectual property was not developed or conceived before my employment with us. You also agree that if you have listed any inventions or intellectual property on Schedule A, you will not incorporate any of those items listed on Schedule A into any of products, services, documents or works and, if you do, you agree we will be permitted to use those items royalty and fee free in perpetuity without payment of any license or fee to you or to any third party.

3.
Outside Activities. During your employment with us, you  agree that  you will not •engage in any other employment, consulting or other business activity during your regular work hours with us.

4.
Compliance with Policies and Procedures.  You agree to be bound by and to comply fully with all of our policies and procedures for employees.

5.
Representations. You represent, warrant and covenant to us that you are under no contractual commitments, including but not limited to, any confidentiality, proprietary rights, non-solicitation, non-competition agreement or similar type of restrictive covenant agreement that is inconsistent with your obligations to us and that you will not at any time during the course of your employment by us violate or breach any obligation or commitment that you may have to a third party or prior employer.

7.
Employment At-Will. Nothing in this agreement will alter the at-will nature of your employment.

8.
Miscellaneous.

(a)
You agree that we may assign this agreement or any of our rights under this agreement at any time. You agree that because the obligations in this agreement are personal to you, you may not assign or delegate this agreement or any of your obligations under this agreement. • This agreement is binding on you and your heirs, executors, administrators, or representatives and successors.

(b)
All of your obligations contained in this agreement will survive the termination of your employment with us.

(c)
If any provision of this agreement is found to be invalid, unenforceable or illegal, the validity or enforceability of the other provisions will not be affected. In addition, if any one or more provisions contained in this agreement is held to be excessively broad as to duration, geographical scope, activity, subject, or otherwise, it will be construed by limiting or reducing it, so as to be enforceable with applicable law.

(d)
This agreement will be governed by Delaware law. We both agree that any disputes under this letter agreement will be brought exclusively in courts located within Delaware.

(e)
If we waive any breach of this agreement by you or waive any of our rights in this agreement, that waiver does not mean that we will be bound to waive any other breaches by you or that we will be required to waive any other rights in this agreement.

(f)
Both you and we agree that this agreement contains the entire agreement between you and us regarding the matters contained in this agreement, and there are no other side agreements or other representations, agreements or understandings between us regarding these matters.

(g)
This agreement will not be construed against the drafter as the parties have been, or had the opportunity to be, represented by counsel in the negotiation and drafting of this agreement.

(h)
You recognize that your violation of this agreement could cause us harm and significant injury that we cannot repair, the amount of which may be extremely difficult to estimate, making monetary damages alone inadequate. Therefore, you agree that in the event that you breach or threaten to breach your obligations in this agreement, we will have the right to injunctive relief (e.g., an order to stop the activities constituting a breach) without the necessity of proving actual damages or posting any bond or other security, in addition to any other remedies.

This agreement is made and entered into effective as of the first day of your employment with us. We look forward to having you join our company!

Employee Signature:	/s/ James Gernetzke
Print Name:	James Gernetzke
Date Signed:	March 18, 2019

Company:

Exodus Movement, Inc.

By:	/s/ JP Richardson
	Name:	JP Richardson
	Title:	CEO

Schedule A

Excluded Inventions

Except as set forth below, there are no Excluded Inventions that you wish to exclude from the operation of this agreement:

[Please note: if this is blank in will be deemed to indicate “none”]